THE ALGER AMERICAN FUND
111 Fifth Avenue
New York, New York  10003

March 12, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Mark A. Cowan

Re:	The Alger American Fund (File Nos.: 811-5550, 33-21722)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger American Fund (the “Trust”), transmitted for filing pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 30 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed to reflect proposed changes to the name and related investment strategy of one of the Trust’s portfolios—Alger American Growth Portfolio.  Effective July 1, 2008, the Portfolio will change its to “Alger American LargeCap Growth Portfolio” and adopt an investment policy to invest, under normal circumstances, at least 80% of its net assets in equity securities of companies that, at the time of purchase of the securities, have a market capitalization equal to or greater than the market capitalization of companies included in the Russell 1000 Growth Index, updated quarterly as reported as of the most recent quarter-end.  In order to comply with Rule 35d-1 under the Investment Company Act of 1940, as amended, the Portfolio is effecting the name change and will adopt a policy to provide 60 days’ notice to Portfolio shareholders of any change in the Portfolio’s 80% test.

The Amendment also is being filed in connection with the annual updating of the financial statements of each of the Trust’s portfolios, as well as to make other non-material revisions. The Amendment is marked to show changes from Post-Effective Amendment No. 29 to the Registration Statement, filed on October 10, 2007.

In order to meet certain time restrictions imposed by the participating insurance companies that sell shares of the portfolios, we are seeking selective review by the staff of the Securities and Exchange Commission (the “Staff”), and the acceleration of the effective date of the Amendment to April 9, 2008.  The acceleration requests on behalf of the Trust and the Trust’s principal underwriter are filed herewith.  The Trust’s Tandy representations also are filed with this letter.

We note that the proposed 80% test and investment strategy for Alger American LargeCap Growth Portfolio is identical to the 80% test and investment strategy adopted by the large cap retail and institutional portfolios managed by Fred Alger Management, Inc. (“FAM”).  These portfolios are: Alger

LargeCap Growth Fund, a series of The Alger Funds (33-4959; 811-1355); and Alger LargeCap Growth Institutional Fund, a series of The Alger Institutional Funds (33-68124; 811-7986).

We also note that the Amendment incorporates certain Staff comments, to the extent applicable, that FAM has received recently in connection with the annual update of the prospectus and statement of additional information for The Alger Funds.

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:	Hal Liebes, Esq.
Sharon Akselrod

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March 12, 2008

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mark A. Cowan

Re:	The Alger American Fund Registration Statement on Form N-1A (File Nos.: 811-5550, 33-21722)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE ALGER AMERICAN FUND

By:	/s/ Hal Liebes
Name:	Hal Liebes
Title:	Secretary

THE ALGER AMERICAN FUND
111 Fifth Avenue
New York, New York  10003

March 12, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mark Cowan

Re:	The Alger American Fund Registration Statement on Form N-1A (File Nos.: 811-5550, 33-21722)

Ladies and Gentlemen:

The undersigned hereby requests that the effective date for Post-Effective Amendment No. 30 to the above-referenced Registration Statement be accelerated so that it will become effective on April 9, 2008 at 9:00 a.m., Eastern time, or as soon thereafter as may be practicable.

Very truly yours,

THE ALGER AMERICAN FUND

By:	/s/ Hal Liebes
Hal Liebes
Secretary

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FRED ALGER & COMPANY, INCORPORATED
111 Fifth Avenue
New York, New York  10003

March 12, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mark Cowan

Re:	The Alger American Fund Registration Statement on Form N-1A (File Nos.: 811-5550, 33-21722)

As principal underwriter of The Alger American Fund (the “Fund”), we hereby join the Fund in requesting that the effective date for Post-Effective Amendment No. 30 to the Fund’s Registration Statement on Form N-1A be accelerated so that it will become effective on April 9, 2008 at 9:00 a.m., Eastern time, or as soon thereafter as may be practicable.

Very truly yours,

FRED ALGER & COMPANY, INCORPORATED

By:	/s/ Hal Liebes
Hal Liebes
Executive Vice President

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